UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
CAD750,000,000
1.625 per cent. Notes due 28 January 2025
Series No.: 1352-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 26 January 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of CAD750,000,000 principal amount of 1.625 per cent. Notes due 28 January 2025 (Series No.: 1352-00-1) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 26 January 2022 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2021, was filed under a report of the ADB dated 13 April 2021.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.   Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 26 January 2022, the ADB entered into a Terms Agreement, filed herewith, with Bank of Montreal, London Branch, Canadian Imperial Bank of Commerce,

London Branch, Scotiabank Europe plc and The Toronto-Dominion Bank (the "Managers"), pursuant to which ADB has agreed to issue, and the Managers have jointly and severally agreed to purchase, a principal amount of the Notes aggregating CAD750,000,000 for an issue price of 99.959 per cent. of the principal amount less a management and underwriting fee of 0.03 per cent. of the principal amount. For the avoidance of doubt, the aggregate purchase price after the above adjustments shall be CAD749,467,500. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 28 January 2022. The Managers propose to offer all the Notes to the public at the public offering price of 99.959 per cent. of the principal amount of the Notes.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch......................	CAD187,500,000
Canadian Imperial Bank of Commerce, London Branch...	CAD187,500,000
Scotiabank Europe plc..	CAD187,500,000
The Toronto-Dominion Bank..............................	CAD187,500,000
Total..	CAD750,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.959%	0.03%	99.929%
Total	CAD749,692,500	CAD225,000	CAD749,467,500

3

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	U.S.$20,000*
Listing Fees (Luxembourg)	U.S.$2,284*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds
See the Prospectus, page 6.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii) Pricing Supplement dated 26 January 2022.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

(ii) Terms Agreement dated 26 January 2022.

(d) (i) Information Statement dated 13 April 2021, previously filed under a report of the ADB dated 13 April 2021.

(ii) Prospectus and Pricing Supplement (see (a) above).

U.K. MiFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("COBS"), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("U.K. MiFIR"); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the manufacturers' target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "U.K. MiFIR Product Governance Rules") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers' target market assessment) and determining appropriate distribution channels.

ADB does not fall under the scope of application of Directive 2014/65/EU ("MiFID II") or U.K. MiFIR. Consequently, ADB does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II or U.K. MiFIR.

PRICING SUPPLEMENT



ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No.: 1352-00-1

CAD750,000,000

1.625 per cent. Notes due 28 January 2025

Issue price: 99.959 per cent.

Bank of Montreal, London Branch

Canadian Imperial Bank of Commerce, London Branch

Scotiabank Europe plc

The Toronto-Dominion Bank

The date of this Pricing Supplement is 26 January 2022.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of CAD750,000,000 1.625 per cent. Notes due 28 January 2025 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2021.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank ("ADB")
2.	Series Number:		1352-00-1
3.	(i)	Specified Currency (Condition 1(c)):	Canadian dollars ("CAD")
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable
4.	Aggregate Nominal Amount:		CAD750,000,000
5.	(i)	Issue Price:	99.959 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	CAD749,467,500
6.	Specified Denominations (Condition 1(a)):		CAD1,000
7.	(i)	Issue Date (Condition 5(d)):	28 January 2022
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable
8.	Maturity Date or Redemption Month (Condition 6(a)):		28 January 2025

9.	Interest Basis (Condition 5):	Fixed Rate (Condition 5(a))
		(further particulars specified below)
10.	Redemption/Payment Basis (Condition 6(a)):	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not applicable
12.	Put/Call Options (Conditions 6(e) and (f)):	Not applicable
13.	Status of the Notes (Condition 3):	Senior
14.	Listing:	Luxembourg Stock Exchange
15.	Method of distribution:	Syndicated

Provisions Relating to Interest Payable

16.	Fixed Rate Note Provisions (Condition 5(a)):	Applicable
	(i) Rate of Interest:	1.625 per cent. per annum, payable semi-annually in arrear
	(ii) Interest Payment Dates:	28 January and 28 July of each year, commencing on 28 July 2022 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention
	(iii) Interest Period End Dates:	28 January and 28 July of each year, commencing on 28 July 2022 up to and including the Maturity Date
	(iv) Interest Period End Date(s) adjustment:	Unadjusted
	(v) Business Day Convention:	Following Business Day Convention
	(vi) Fixed Coupon Amount(s):	CAD8.13 per Specified Denomination payable on each Interest Payment Date
	(vii) Broken Amount(s):	Not applicable
	(viii) Relevant Financial Center:	Toronto

	(ix)	Additional Business Center(s) (Condition 5(d)):	London and New York
	(x)	Day Count Fraction (Condition 5(d)):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than in respect of any Fixed Coupon Amount, such interest will be calculated on the basis of the actual number of days in the period and a year of 365 days ("Actual/Actual Canadian Compound Method")
	(xi)	Determination Date(s):	Not applicable
	(xii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not applicable
17.		Floating Rate Note Provisions (Condition 5(b)):	Not applicable
18.		Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable
19.		Index-Linked Interest Note Provisions:	Not applicable
20.		Dual Currency Note Provisions:	Not applicable

Provisions Relating to Redemption

21.		Call Option (Condition 6(e)):	Not applicable
22.		Put Option (Condition 6(f)):	Not applicable
23.		Final Redemption Amount:	Aggregate Nominal Amount
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable
	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable

24. Early Redemption Amount:

    (i)   Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):   As set out in the Conditions

    (ii)   Unmatured Coupons to become void (Condition 7(f)):   Not applicable

Additional General Provisions Applicable to the Notes

25. Form of Notes: Registered Notes.

    (i)   Definitive Registered Notes: Registered Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes

    (ii)   New Safekeeping Structure (NSS Form):   No

26. Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):   Not applicable

27. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: Not applicable

28. Details relating to Installment Notes: Not applicable

29. Redenomination, renominalization and reconventioning provisions: Not applicable

30. Consolidation provisions: Not applicable

31. Other terms or special conditions: Not applicable

Distribution

<table>
<tr><td>32.</td><td>(i)</td><td>If syndicated, names of Managers:</td><td>Bank of Montreal, London Branch</td></tr>
<tr><td></td><td></td><td></td><td>Canadian Imperial Bank of Commerce, London Branch</td></tr>
<tr><td></td><td></td><td></td><td>Scotiabank Europe plc</td></tr>
<tr><td></td><td></td><td></td><td>The Toronto-Dominion Bank</td></tr>
<tr><td></td><td>(ii)</td><td>Stabilizing Manager (if any):</td><td>Not applicable</td></tr>
<tr><td></td><td>(iii)</td><td>Commissions and Concessions:</td><td>0.03 per cent. of the Aggregate Nominal Amount</td></tr>
<tr><td>33.</td><td colspan="2">If non-syndicated, name of Dealer:</td><td>Not applicable</td></tr>
<tr><td>34.</td><td colspan="2">Additional selling restrictions:</td><td>Not applicable</td></tr>
</table>

Operational Information

<table>
<tr><td>35.</td><td>(i)</td><td>ISIN:</td><td>CA045167FJ75</td></tr>
<tr><td></td><td>(ii)</td><td>CUSIP:</td><td>045167FJ7</td></tr>
<tr><td></td><td>(iii)</td><td>CINS:</td><td>Not applicable</td></tr>
<tr><td></td><td>(iv)</td><td>Other:</td><td>Not applicable</td></tr>
<tr><td>36.</td><td colspan="2">Common Code:</td><td>243614333</td></tr>
<tr><td>37.</td><td colspan="2">Details of benchmarks administrators and registration under Benchmarks Regulation:</td><td>Not applicable</td></tr>
<tr><td>38.</td><td colspan="2">Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):</td><td>CDS Clearing and Depository Services Inc.</td></tr>
<tr><td>39.</td><td colspan="2">Delivery:</td><td>Delivery free of payment</td></tr>
<tr><td>40.</td><td colspan="2">Additional Paying Agent(s) (if any):</td><td>Not applicable</td></tr>
<tr><td>41.</td><td colspan="2">Governing Law:</td><td>English</td></tr>
<tr><td>42.</td><td colspan="2">Intended to be held in a manner which would allow Eurosystem eligibility:</td><td>Not applicable</td></tr>
</table>

Use of Proceeds

During the life of the Notes, ADB will use its best efforts to apply an amount equal to the net proceeds thereof for use in its ordinary operations to finance a pool of eligible projects which promote gender equality and women's empowerment, directly or indirectly through governments of ADB members or financial or other institutions or investments in private sector projects.

Eligible projects include those funded either in whole or in part from ADB's ordinary capital resources that target narrowing gender disparities and promoting empowerment of women and girls. To achieve this, such projects would typically address one or more of the following five areas/dimensions of gender equality and women's empowerment, either as part of the overall outcome of the project (referred to by ADB as a "gender equity theme" project) or by incorporating them into specific project components (referred to by ADB as an "effective gender mainstreaming" project):

- *women's economic empowerment* – access to finance/credit; micro, small and medium-sized enterprise development; agriculture development; value chain support; financial literacy and entrepreneurship training;

- *gender equality in human development* – education, skills development and technical and vocational education and training, including "nontraditional" female subjects/job sectors such as science and mathematics, engineering, technology, sexual and reproductive health and rights, sanitation and prevention of gender-based violence;

- *reduced time poverty of women* – reduced drudgery and time spent on unpaid care and domestic work through basic infrastructure (transport, water, sanitation, energy) or affordable child, elderly or family care support;

- *participation in decision-making and leadership* – through community groups, local governments, and public and private sector management; and/or

- *women's resilience against risks and shocks including climate change and disaster impacts* – environmental protection/ rehabilitation; flood and disaster risk management; budget support and social protection.

The above examples of eligible projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristics will be made by ADB during the term of the Notes. In case it would be unable to apply an amount equal to the net proceeds of the Notes as provided above, ADB will apply the remaining proceeds thereof to its ordinary operations in accordance with the Agreement Establishing the Asian Development Bank.

Payment of principal of and interest on the Notes will be based solely on the creditability of ADB, and not on the performance of investments and loans under ADB's projects on gender equality and women's empowerment.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 13 April 2021.

Recent Developments

On 3 January 2022, Roberta Casali succeeded Ingrid van Wees as Vice-President for Finance and Risk Management.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: _____

Name: MARIA A. LOMOTAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

GLOBAL AGENT

Citibank, N.A., London Branch
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

LUXEMBOURG LISTING AGENT

BNP Paribas Securities Services, Luxembourg Branch
60 Avenue J.F. Kennedy
L-1855 Luxembourg

LEGAL ADVISERS TO THE MANAGERS

As to Canadian law

Stikeman Elliott (London) LLP
36 Cornhill
London EC3V 3NG
United Kingdom

TERMS AGREEMENT NO. 1352-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

CAD750,000,000 1.625 per cent. Notes due 28 January 2025

26 January 2022

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") agree to purchase from the Asian Development Bank ("ADB") its CAD750,000,000 1.625 per cent. Notes due 28 January 2025 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 10:00 a.m., Toronto time on 28 January 2022 (the "Settlement Date") at an aggregate purchase price of CAD749,467,500 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to, and agrees with, each of the Managers that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

Each of the Managers warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it. Each of the Managers warrants and covenants to ADB that the warranties of such Manager set forth in

Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of each of the Managers to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by each of the Managers of the documents referred to in Sections 6(c)(i) and (vi) of the Standard Provisions.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "U.K. MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the U.K. MiFIR Product Governance Rules:

a) each of the Managers (each a "U.K. Manufacturer" and together the "U.K. Manufacturers") acknowledges to each other U.K. Manufacturer that it understands the responsibilities conferred upon it under the U.K. MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any announcements in connection with the Notes; and

b) ADB notes the application of the U.K. MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the Manufacturers and the related information set out in the Pricing Supplement in connection with the Notes.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.   ADB agrees that it will issue the Notes and the Managers named below jointly and severally agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.959 per cent. of the principal amount less a management and underwriting fee of 0.03 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Bank of Montreal, London Branch	CAD187,500,000
Canadian Imperial Bank of Commerce, London Branch	CAD187,500,000
Scotiabank Europe plc	CAD187,500,000
The Toronto-Dominion Bank	CAD187,500,000
Total	CAD750,000,000

2.   Payment for the Notes shall be made on the Settlement Date by the Managers to ADB by transfer in immediately available funds to an account designated by ADB. The Notes shall be delivered to or to the order of the Managers on the Settlement Date.

3.   ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.   In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Managers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.   Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

6.   Each of the Managers represents, warrants and agrees that:

a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to ADB; and

b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7. For purposes hereof, the notice details of the Managers are as follows:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Attention:	Head – Origination and Syndication Desk
Telephone:	+44 20 7628 2262
Electronic Mailing Address:	tmg@tdsecurities.com

8.   All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

9.   The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement among ADB and the Managers but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement among ADB and the Managers in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Managers in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Managers' liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, *provided, however*, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article

50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Managers of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement. Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

(*signature pages follow*)

BANK OF MONTREAL, LONDON
BRANCH

By:_____

    Name: Richard Couzens

    Title: Managing Director & Head Global Markets,
           EMEA

By:_____

    Name: Edward Mizuhara

    Title: Managing Director, Debt Products

CANADIAN IMPERIAL BANK OF
COMMERCE, LONDON BRANCH

A.C.P

By:_____

    Name: Andrew Ryde
    Title: Managing Director, DCM

SCOTIABANK EUROPE PLC

By:_____
    Name: James Walter
    Title: Head of Legal, Europe

By:_____
    Name: Cesare Roselli
    Title: Managing Director

THE TORONTO-DOMINION BANK

B. Tyrrell

By:______________________________

Name: Beverley Tyrrell

Title: Authorised Signatory

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By: _____

     Name: MARIA A. LOMOTAN
     Title: Assistant Treasurer